April 22, 2022

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Fitzgerald Sustainable Infrastructure Fund, File Nos. 333-262031 and 811-23773

Ladies and Gentlemen:

On behalf of Cantor Fitzgerald Sustainable Infrastructure Fund (the “Trust”), we hereby electronically file, pre-effective amendment 1 to its Registration Statement on Form N-2 (the “Amendment”). The Amendment is being filed for the purpose of responding to comments from the staff on the Registration Statement of the Trust and other minor and conforming changes.

If you have any questions concerning this filing, please contact Terrence Davis at 678-553-7338.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685